NEWS RELEASE         May 16, 2006

CANETIC RESOURCES TRUST ANNOUNCES CHANGE IN EX-DIVIDEND DATE FOR JUNE 15, 2006 U.S. DISTRIBUTION PAYMENT

CALGARY, May 16 /CNW/ - (CNE.UN - TSX; CNE - NYSE)- Due to the Memorial Day holiday in the U.S., the ex-dividend date for Canetic Units trading on the NYSE will be May 26, 2006.  The ex-dividend date for Unitholders trading on the TSX remains May 29, 2006.

For further information: Investor Relations, (403) 539-6300 or toll-free in North America 1-877-539-6300, info@canetictrust.com, www.canetictrust.com;  To request a free copy of this organization’s annual report, please visit http://www.newswire.ca and click on Tools for Investors.